UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549




                                           FORM 15


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.




  Commission File Number:  333-127589-25


    Structured Adjustable Rate Mortgage Loan Trust
    Mortgage Pass-Through Certificates,
    Series 2005-23

  (Exact name of Registrant as specified in its charter)




    c/o Wells Fargo Bank, N.A.
    9062 Old Annapolis Road
    Columbia, MD 21045
    (410) 884-2000



     (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


  1-A-1

  1-A-2

  1A2X

  1-A-3

  1-A-4

  1-AX

  1AZ

  2-A-1

  2-A-2

  3-A-1

  3-A-2

  4-A-1

  4-A-2

  B1-I

  B1-II

  B2-I

  B2-II

  B3I

  B3II

  B4I

  B4II

  B5I

  B5II

  B6I

  B6II

  B7I

  B7II

  PI

  PII

  R

  R1I

  R1II

  R2I

  R2II

  R3I


  (Title of each class of securities covered by this Form)

     None

  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)



  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


     Rule 12g-4(a)(1)(i)           / /

     Rule 12g-4(a)(1)(ii)          / /

     Rule 12g-4(a)(2)(i)           / /

     Rule 12g-4(a)(2)(ii)          / /

     Rule 15d-6                    /X/

     Rule 12h-3(b)(1)(i)           /X/

     Rule 12h-3(b)(1)(ii)          / /

     Rule 12h-3(b)(2)(i)           / /

     Rule 12h-3(b)(2)(ii)          / /


  Approximate number of holders of record as of the certification or notice date:
                Less than 300 Holders




  Pursuant to the requirements of the Securities Exchange Act of 1934,

    Structured Adjustable Rate Mortgage Loan Trust
    Mortgage Pass-Through Certificates,
    Series 2005-23


  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date: 01/23/2006
  By: /s/ Beth Belfield, Officer



  Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.